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Exhibit 4.17

Scotiabank
THE BANK OF NOVA SCOTIA
International Banking Division
Derivative Products
44 King St. West, 14th Floor, Toronto, Ontario, Canada M5H 1H1
(416) 866-5415

February 12, 2003

MANDALAY RESORT GROUP
3950 Las Vegas Boulevard South
Las Vegas, Nevada
89119

Attention: Les Martin

Dear Sirs,

Re:	The Bank of Nova Scotia ("Party A") Mandalay Resort Group ("Party B") Our Interest Rate Swap Reference No. S36408KS

        This transaction was affected through Scotia Capital (USA) Inc., a U.S. broker-dealer subsidiary of the Bank of Nova Scotia (BNS), who acted as agent in the transaction.

        The purpose of this letter is to confirm the terms and conditions of the transaction entered into between us on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

        The definitions and provisions contained in the 2000 ISDA Definitions (the "ISDA Definitions") as published by the International Swaps and Derivatives Association, Inc. ("ISDA") are incorporated into this Confirmation.

        1.    Until such time as Party A and Party B have executed and delivered to the other a master netting agreement governing this Transaction, the Transaction evidenced hereby shall be governed and construed in accordance with an 1992 ISDA Master Agreement (Multicurrency—Cross Border), as published by ISDA (the "ISDA Master Agreement") (and for greater certainty, each party hereto shall have all of the rights, and be subject to all of the obligations, set out therein) in respect of which the following elections have been made: (a) the Governing Law shall be the laws of the the State of New York; (b) the Termination Currency shall be USD; (c) the payment method shall be Second Method and the payment measure shall be Loss; (d) "Cross Default" shall apply to Party A and Party B and all references therein to "Threshold Amount" shall mean, in respect of Party A, 5% of shareholders' equity as set out in Party A's most recently published audited annual financial statement, and shall mean, in respect of Party B, USD 0.00, or its equivalent in any other currency; (e) "Credit Event Upon Merger" shall apply to Party A and Party B. (f) Credit Support Document in relation to Party B shall mean each document that by its terms secures, guaranteees or otherwise supports Party B's obligations hereunder (whether or not this Confirmation or the Transaction evidenced hereby is specifically referenced or described therein), as such document(s) may be amended, revised, restated, supplemented or replaced from time to time; and (g) Credit Support Provider in relation to Party B shall mean any party to a Credit Support Document that provides or is obligated to provide security, a guarantee or other credit support for Party B's obligations hereunder.

        In the event of any inconsistency among or between the ISDA Master Agreement, the ISDA Definitions and this Confirmation, this Confirmation will govern. This Confirmation, as supplemented by the ISDA Master Agreement referred to above, constitutes a complete and binding agreement between us as to the terms of the Transaction evidenced hereby. Upon completion of a master netting agreement as aforesaid, this Transaction shall be governed and construed in accordance with such master netting agreement and all references herein to the "ISDA Master Agreement" shall be deemed references to such master netting agreement. To the extent the elections set out in this Section 1 conflict with the provisions of such master netting agreement, the provisions of such master netting agreement shall prevail.

        2.    The following provisions shall also apply:

          (a)  Any amount (the "Early Termination Amount") payable to one party ("the Payee") by the other party ("the Payer") under Section 6(e) of the ISDA Master Agreement, in circumstances where there is a Defaulting Party or one Affected Party in the case where a Termination Event under Section 5(b)(iv) of the ISDA Master Agreement [or an Additional Termination Event under this Confirmation] has occurred, will, at the option of the party ("X") other than the Defaulting Party or the Affected Party ("Y") (and without prior notice to Y), be reduced by its set-off against any amount(s) (the "Other Agreement Amount") payable (whether at such time or in the future or upon the occurrence of a contingency) by the Payee to the Payer (irrespective of the currency, place of payment or booking office of the obligation) under any other agreement(s) between the Payee and the Payer or instrument(s) or undertaking(s) issued or executed by one party to, or in favour of, the other party (and the Other Agreement Amount will be discharged promptly and in all respects to the extent it is so set-off). For this purpose, either the Early Termination Amount or the Other Agreement Amount (or the relevant portion of such amounts) may be converted by X into the currency in which the other is denominated at the rate of exchange at which such party is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency. If an obligation is unascertained, X may in good faith estimate that obligation and set off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained. Nothing contained in this Section 2(a) shall be effective to create a charge or other security interest, and shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).

          (b)  Notwithstanding the provisions of 6(e) of the ISDA Master Agreement, if X is the Payee, Y will pay the Early Termination Amount to X, and if X is the Payer, X shall have no obligation to pay the Early Termination Amount to Y unless and until the conditions set forth in (1) and (2) below have been satisfied at which time there shall arise an obligation of X to pay to Y an amount equal to the Early Termination Amount less any and all amounts which Y may be obligated to pay under Section 11 of the ISDA Master Agreement and any and all Other Agreement Amounts set-off under Section 2(a) of this Confirmation:

    (1)
    X shall have received confirmation satisfactory to it in its sole discretion (which may include an opinion of its counsel) that (A) no further payments or deliveries under Section 2(a)(i) or 2(e) of the ISDA Master Agreement in respect of Terminated Transactions will be required to be made in accordance with Section 6(c)(ii) of the ISDA Master Agreement and (B) each Specified Transaction shall have terminated pursuant to its specified termination date or through the exercise by a party of a right to terminate and all obligations owing under each such Specified Transaction shall have been fully and finally performed; and

    (2)
    all obligations (whether at such time or in the future or upon the occurrence of a contingency) of Y to make any payment or delivery to X shall have been fully and finally performed.

          (c)  Neither this Confirmation nor any interest or obligation in or under this Confirmation may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party and any purported transfer in violation hereof shall be void.

        3.    The terms of the particular Transaction to which this Confirmation relates are as follows:-

Notional Amount:	USD 200,000,000.00
Trade Date	Feb 12, 2003
Effective Date:	Feb 14, 2003
Termination Date	Feb 1, 2006; subject to adjustment in accordance with the Modified Following Business Day Convention

Fixed Amounts:

Fixed Rate Payer:	The Bank of Nova Scotia
Fixed Rate Payer Payment Dates:	Adjusted in accordance with the Modified Following Business Day Convention.
Aug 1, 2003 Feb 2, 2004 Aug 2, 2004 Feb 1, 2005 Aug 1, 2005 Feb 1, 2006
Fixed Rate Payer Period End Dates:	The 1st of each August and February; commencing August 1, 2003; with no adjustment to Period End Dates.
USD Fixed Rate
Payment Amounts:	USD 5,984,166.67 (For the period February 14, 2003 to August 1, 2003)
USD 6,450,000.00 (For each subsequent Payment Date)
Fixed Rates:	6.45% Paid Semi-Annually
Fixed Rate Day Count Fraction:	30/360 (Unadjusted)
Business Days for Payments	London, New York

Floating Amounts:

Floating Rate Payer:	MANDALAY RESORT GROUP
Floating Rate Payer Payment Dates:	Adjusted in accordance with the Modified Following Business Day Convention.
Aug 1, 2003 Feb 2, 2004 Aug 2, 2004 Feb 1, 2005 Aug 1, 2005 Feb 1, 2006
Floating Rate for initial Calculation Period:	To be determined on Jul 30 2003 (For the period Feb 14, 2003 to Aug 1, 2003)
Floating Rate Option:	USD-LIBOR-BBA (Set in arrears)
Floating Rate Day Count Fraction:	Actual/360
Designated Maturity:	Interpolation of a 5-month and 6-month USD-LIBOR-BBA (For the period February 14, 2003 to August 1, 2003)
USD-LIBOR-BBA (For the period August 1, 2003 to Termination Date)
Spread:	Plus 357 Basis Points
Reset Dates:	The first date of the relevant Calculation period.
Compounding:	Inapplicable
Business Days for Payments:	London, New York
Business Days for RateResets:	London
Calculation Agent:	The Bank of Nova Scotia

4.    Relationship Between Parties:

        Each party will be deemed to represent to the other on the date of this Confirmation that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Swap Transaction):

          (a)  Non-Reliance.    It is acting for its own account, and it has made its own independent decisions to enter into this Swap Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advise from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advise or as a recommendation to enter into this Swap Transaction; it being understood that information and explanations related to the terms and conditions of this Swap Transaction shall not be considered investment advise or a recommendation to enter into this Swap Transaction. It has not received from the other party any assurance or guarantee as to the expected results of this Swap Transaction.

          (b)  Assessment and Understanding.    It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advise), and understands and accepts, the terms, conditions and risks of this Swap Transaction. It is also capable of assuming and assumes, the risk of this Swap Transaction.

          (c)  Status of Parties.    The other party is not acting as a fiduciary for or as an advisor to it in respect of this Swap Transaction.

          (d)  Commitment to Unwind.    Neither party has committed to unwind this Swap Transaction.

5.    Offices

          (a)  The Office of The Bank of Nova Scotia is Toronto, Ontario.

          (b)  The Office of Mandalay is Las Vegas, Nevada.

        6.    Account Details

        Payments to THE BANK OF NOVA SCOTIA:

Accounts for payments in USD:	The Bank of Nova Scotia New York Agency 1 Liberty Plaza, 165 Broadway 26th Floor, N.Y., New York ABA 0260-02532 A/C 6027-36 Attn: Derivative Products

        Payments to MANDALAY RESORT GROUP:

    Accounts for payments in USD: (Please Provide on Return Fax to ensure Prompt Payment Procedures)

        7.    The parties hereto agree that this Confirmation, whether received in original or facsimile form, may be executed in counterparts, which execution may be effected by means of facsimile transmission, and which when taken together shall constitute a single and original agreement between the parties and a binding supplement to the Agreement. Where execution is effected by means of facsimile transmission, the parties agree that the sender's signature as printed by the recipient's facsimile machine shall be deemed to be the sender's original signature.

        Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely,
THE BANK OF NOVA SCOTIA
By:	/s/ KIRAN SHARMA
Name:	Kiran Sharma
Title:	Confirmation Officer
By:	/s/ GITA SINGH
Name:	Gita Singh
Title:	Assistant Manager
Confirmed as of the date first written:
MANDALAY RESORT GROUP
By:	/s/ LES MARTIN
Name:	Les Martin
Title:	Vice President and Chief Accounting Officer
By:
Name:
Title:

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  Exhibit 4.17